EXHIBIT 99.5
WIPRO LIMITED
Investors/Analysts Conference Call for the quarter and year ended March 31, 2007
1:30 PM Indian Standard Time, April 20, 2007
Participants — Wipro Management
•	Azim Premji, Chairman

•	Suresh Senapaty, Executive Vice President — Finance and CFO

•	Dr. A Lakshman Rao, Chief Operating Officer

•	Sekar (P R Chandrasekar), President — Americas & Europe

•	Sudip Banerjee, President — Enterprise Solutions SBU

•	Girish Paranjpe, President — Finance Solution SBU

•	Ramesh Emani, President — Product Engineering Solutions SBU

•	Pratik Kumar, Executive Vice President — Human Resources

•	Sudip Nandy, Chief Strategy Officer

•	T.K. Kurien, Chief Executive — Wipro BPO

•	Sridhar Ramasubbu, CFO, Americas & Europe

•	Sanjay Joshi, Chief Executive — Global Programs

•	R Rajesh Ramaiah, Corporate Treasurer
Moderator: Good afternoon Ladies and Gentlemen. I am Pratibha, the moderator for this conference. Welcome to the Wipro conference call. For the duration of the presentation, all participants’ lines will be in the listen-only mode. I will be standing by for the Q&A session. I would now like to handover to the Wipro management. Thank you and over to Wipro.
Rajesh Ramaiah: Ladies and gentlemen good afternoon. My name is Rajesh Ramaiah and I am based in Bangalore along with Sridhar in New Jersey and Jatin in Bangalore. We handle the investors interface. It’s with great pleasure I welcome you to Wipro’s teleconference, post our results for the fourth fiscal quarter and year ended March 31, 2007.
We have with us Mr. Azim Premji, Chairman and managing director, Mr. Suresh Senapaty, chief financial officer, who will comment on the results of Wipro’s for quarter ended March 31, 2007. We are joined by other members of the company’s senior management who will answer questions which you may have. The conference call will be transcribed and the transcript will be available in our web site, www.wipro.com .
Before Mr. Premji starts his address, let me draw your attention to the fact that during the call, he might make certain forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on the management’s current expectations and are associated with uncertainties and which could cause the actual results to differ basically from those expected. These uncertainties and risk factors are explained in detail in our filings with the Securities Exchange Commission of USA. Wipro does not undertake any obligations to update forward looking statements to reflect events or circumstances after filing it thereof. Ladies and gentleman, Mr. Azim Premji, Chairman Wipro.
Azim Premji: Good afternoon ladies and gentlemen. By now you would have seen results for the quarter ended March 31, 2007. While the management team would be happy to answer your queries, I would like to take some time before that to share some thoughts on our performance as well as our prospects.
We had a good year in 2006-2007. Wipro Limited recorded revenue growth of 41% year on year for financial year ending 2006-07 and profit after tax growth of 42% year-on-year. All our business segments contributed to the strong growth in revenues and profits.
Our combined IT business crossed $3 billion mark in 2006-2007. During the year, we made investments in the form of strategic acquisitions, expanded our sales force, increased domain competency and solution focus, and launched new projects under the Quantum Innovation Umbrella. These have helped us in delivering good profit growth winning a number of large deals and expanding our footprint with existing customers.
These results are also a testimony to the fact that investing in the right opportunities will yield good results. We invested early in our differentiated service lines, namely; Technology Infrastructure Services, Testing Services, and Enterprise Application Services. All these service lines have grown well ahead of our Global IT revenue growth.
Our BPO business, which went through a planned transformation, has delivered strong growth during the past 2 quarters and has been consistently improving their profitability.
Our financial services business has grown at CAGR of 50% for the last 4 years and crossed the half a billion mark in revenues for the year. During the year, we had excellent growth in retail, TMTS, and health care verticals of our enterprise business.
Our Enterprise Solution business crossed $1 billion in the annual revenue. From geography perspective, Europe continues to grow at a brisk pace. We expanded our geographical presence by creating a center in Romania which has gone live with its first customer and we now have a global delivery center in Portugal and Brazil as well. We continue to invest in quality processing and we are amongst the first few companies to get certified under this new CMMi version 1.2 model across our onsite and offshore development centers. We received the India innovation awards under the business innovation category for our Global Command Center and we were the only Indian company to be profiled by business week as part of IN 25 “Champions of Innovation”. Similarly, our India, Middle East, and Asia-Pac IT business continued its momentum and grew at double the industry growth rate. It recorded revenue and profit growth in excess of 45% for 2006-07.
We won several large total outsourcing leaves during the year including some marquee customers like Dena Bank and our win ratio continues to be high at around 60%.
Our technology partners like CISCO, Sun, Microsoft, and Check Point has rated us as a Top Partner for the year. We continued to invest in our non-IT business in the form of acquisitions and also its product and geographic expansion. For the fiscal they have delivered growth rates, which are double the industry growth rate.
To sum up, our investment and our focus on enhancing value to our customers and stake holders has paid off. As we start a new year, we see new challenges and exciting opportunities ahead. We have drawn up an aggressive plan and a focused set of actions to drive profitable growth. We believe that we have the right ingredients in place to keep winning. I would request Suresh Senapaty, our CFO, to comment on financial results before we take questions.
Suresh Senapaty: A very good afternoon to you, ladies and gentleman. Global IT services revenue for the quarter of $690.7 million included $631.1 million from IT services and $59.6 million from BPO services. The sequential revenue growth of 7.8% in Global IT services segment comprises about 7.4% growth in revenues of IT services and 12.5% growth in revenue for BPO services.
Sequential revenue growth of 7.4% in IT services was driven by volume growth of 5.4% and increased in realization of 1.3%.
Importantly, our acquisitions grew 14% sequentially in the quarter.
On the Forex front, our realized rate for the quarter was Rs. 44.13 vs. rate of Rs. 44.89 a dollar realized for the quarter ended December 31, 2006.
As that period end, after assigning to the assets on the balance sheet, we have about $195 million of contracts at the rates of between Rs. 44 to Rs. 45.77.
During the quarter we added 44 new customers, 7 of which were Fortune 1000/Global 500 customers. We continue to see good traction in the market place across our service offerings. During financial year 2007 we won 10 large multimillion deals. We had 7 customers with annual revenues in excess of $50 million as compared to 3 in FY2006.
During the year, we crossed the milestone of 250 customers with $1 million in run-rate. Our realization for the year was higher by 1% on blended basis. On an organic basis we improved offshore mix by approximately 150 basis points. The quarterly revenue run rate of our acquisitions have improved by 40% since their consummation and we are happy to share that all our acquisitions have reported profit for the quarter ended March 31, 2007.
During the quarter, we effected salary hikes in January for our Onsite employees, which impacted our margin by 60 basis points. Increase in billing rates and improved profitability in our acquisition and BPO, significantly offset adverse impacts of wage hikes and rupee appreciation.
Operating margins of our acquisitions portfolio improved by more than 950 basis points sequentially. For a full year, we have delivered a margin of 24.3% in our Global IT business, in a narrow range of FY2006, despite making investments in acquisitions, sales & marketing and impact on account of wage hikes and RSU grants.
The BPO Business has been transforming to plan. It has delivered good growth in the last 2 quarters and has held margins steady around the 22% range. We are confident that we have created a robust platform for future growth. For the quarter ending June 2007, we expect volume led growth with stable price realization. Recent appreciation in exchange rates will impact our margins adversely.
As communicated in the past we report acquisitions on a stand-alone basis for a period of 2 to 4 quarters. Since this period is complete for all our acquisitions, we will now be merging the acquisitions into respective segments from Q1 Financial year
2007-08.
We will now be glad to take questions.

Moderator: Thank you very much sir. We will now begin a Q&A interactive sessions. Participants who wish to ask questions may please press *1 on your touch-tone enable telephone keypad. On pressing *1, participants will get a chance to present their questions on a first in-line basis. The participants are requested to kindly use only handset while asking the question. To ask a question, please press *1 now. The first question comes from the line of Mr. Sameer Goyal with Alchemy Securities.
Sameer Goyal: Hi, good afternoon. Question pertains to Wipro Global IT services business including the BPO; the margins in this business are coming down this quarter again. The salary hikes you have mentioned? Is there any other reasons more than that?
Sudip Banerjee: Hi! this is Sudip Banerjee. Sameer, the margins in this has been affected by two things, one is the exchange rate and other is the impact of the onsite increase that we gave in month of January. We have significantly offsets many of those by price realizations. So, on the net-net basis the margin is 24% vs 24.2% of the previous quarter, the 20 basis point decline.
Sameer Goyal: So, what is your outlook going forward on margins going forward for the next fiscal?
Suresh Senapaty: We are seeing the volatility in the foreign exchange which has been far too high than what would have been ordinarily expected. We as you know, we have always been having a stable and sound hedging policy followed by a supporting accounting policy and that has always helped us so far been able to make sure that the volatility on gross impact of that volatility on the profits at the minimum and how about going forward one only expects that there will be volatility like we have seen in the last few weeks will not be as high as that and eventually we think all this impact can impact in the shorter term but in the middle-to-long-term it should be possible to sustain the margin and at this point in time, all we could say is subject to foreign exchange the margin will be in narrow range.
Sameer Goyal: This last question is on the application space. The space does not seem to be growing in line with the overall company growth rate, could you elaborate a bit more reasons for that?
Sudip Banerjee: I think you are trying to referring to the ADM business. If you really look at the NASSCOM report it gives an indication of how ADM has a percentage of all the overall services is coming down and that is because the new service lines are growing much much faster and the packaging, lot of such clients have moved from legacy systems to standard package-based systems so actually there is a correction in terms of that. Our current composition within the enterprise space which is both enterprise and BFSI is the ADM share is now 56%-57% and the other BPO package implementation and infrastructure etc the balance 43%. I think that will be a general average that we will continue to see and perhaps with some of the infrastructure and the package implementations thing going even faster than the BPO going faster, we probably see ADM as a percentage will continue to be lower than what it had been.
Sameer Goyal: Sir, what happened to tax and the pending ESOP of RSU for the quarter?
Suresh Senapaty: As far as tax is concerned, there was a write back of about 70 Crores in Q4.
Sameer Goyal: What is the pending RSU and ESOPs?
Suresh Senapaty: That is being accounted for over the period of vesting and we have accounted for them and it will continue to go to get the balance period accounted for as and when vesting period gets over.
Sameer Goyal: I want the quantum of spending which is not yet vested.
Suresh Senapaty: That is about 12.5 million.

Sameer Goyal: Okay thanks.
Moderator: Thank you very much sir. Next question comes from the line of Mr. Sumit Poddar with Anand Rathi Securities.
Sumit: Congratulations on good set of numbers. How do you see the market going forward in terms of which geographies would be the one which would be growing faster as such?
Sekar: This is Chandrasekhar, I am responsible for US and Europe geographies. I guess we have the situation would be when we have a competition between the two as to which one go fast and they continue to rise higher. Historically, Europe has been on the one that has led the show, but I am certainly was happy to know that in the last quarter and actually the last couple of quarters US has really come on strongly. Last quarter Europe was at 14% almost, this quarter there was a slight slow down sequentially, but year-on-year still fairly strong. So I think US remains fairly strong and I am hoping Europe will get even stronger. So to me it is hard to chose Sumit because I think Europe, we still see some fairly buoyancy there and I am hoping that in Europe both in UK and in Continental Europe we will continue to get some business which would keep those rates fairly high.
Sumit: What could be the difference in these two markets or are they similar?
Sekar: Difference in terms of Sumit can you be a little more specific?
Sumit: In terms of how to approach these clients or what is the kind of expectations they have from the vendors?
Sekar: Well, for the staff as they speak different languages in some of these countries, so we have a bit of challenge there, but otherwise similarities are fairly strong. So you have in the US market, we have certain verticals which are stronger. In the European market, we have insurance, the financial services business, and utility segment particularly strong and you have banking much stronger in the US. So, relatively, we are stronger present in these markets and as far as Continental Europe is concerned, I could say that there is a little bit of difference in the buying pattern, in the sense that decision stand to be somewhat more long term, decisions take a little longer to take as well as tend to be a somewhat more consensus driven So, your ability to once to penetrate the client increase the size of that client on an accelerated basis tends to be a little low, but otherwise broadly in terms of the services we sell, the sale cycle is not very different, Sumit.
Sumit: Okay, that is great. Thank you so much.
Moderator: Thank you very much, Sir. Next on line we have Ms. Diviya Nagarajan from Motilal Oswal.
Diviya Nagrajan: Hi. Congrats for good quarter. My question relates to the spending pattern that you are seeing across clients and different business practices, could you throw some light on that please and with particular reference to your technology services practice when do you see that catching up with the rest of the company in terms of the growth rate?
Suresh Senapaty: I will request Ramesh Emani to address that question.
Ramesh: Yes, we have seen some softness in terms of growth in our technology business. We have seen fairly good growth if you see from the telecom service providers particularly on a quarter-to-quarter basis, there was an excellent growth. In the engineering services if you see we were seeing some softness much more in the telecom vendor space but as we have a very growth received from the embedded systems business like, you know, medical electronics or industrial automation and automotive. We hope the softness in the telecom equipment vendors market will change over the next few quarters.
Diviya Nagrajan: This is likely to be muted for the next couple of quarters as well?
Ramesh: See, we have seen definitely a little better momentum in that one in this quarter specifically, but we have not yet seen the results of that, so I will be say there is space for coming two quarters.
Diviya Nagrajan: Are you seeing any concerns on spending slowing going down and applications development and discussed in applications how is that compared to the newer services business which is growing very well?
Ramesh: I think if you are asking me for product services and applications inside that, I will say there is no package implementation business in the product engineering business, so in that case everything we will do is the only application service other than chip design and board design kind of services.
Diviya Nagrajan: No, I mean in the overall basis if you are looking at ADM services such as other factors which are the infrastructure and BPO and Consulting which have grown very well. My question relates to the application development part of the business on a overall basis, how if you see that planning into FY2008.
Sudip Banerjee: As I said earlier application development services business will be growing slower than the infrastructure management business or the package implementation business because most of the people are moving away from the legacy applications to new packages and the route is usually to going for standard packages, so we see higher and faster growth in the package implementations space within applications. Also the newer service line in the infrastructure they are becoming much more outsourced and offshored, you know piece of the entire business. So, I think the application development business, the legacy part will continue to grow slower, package implementation will grow faster, infrastructure will grow faster, and BPO will also grow faster.
Diviya Nagrajan: Thanks that was helpful and all the best for FY2008.
Sudip Banerjee: Thank you.
Moderator: Thank you very much Madam. Next question comes from the line of Ms. Mitali Gosh with Merrill Lynch.
Mitali: Hi, Good afternoon, would you comment on the pricing environment as we go onto the next year where we have seen some good pricing increases this year, at the same time I am trying to understand the optimism on pricing; how much of it is because of new contract which have already been signed and also how should we think about mix and productivity contributing to the pricing?
Suresh Senapaty: I think with the pricing environment we are continuing to see a stable environment. Like you said, the new customers we added to get an uptick of 3% to 5%. More often than not we are able to get in the renewals on price increases and of course we will have issues related to mix because we will not slow down any particular vertical or practice just because we had a relatively low rate or there will be a mix adverse. We want to grow all verticals, all geographies, and all practices whatever we see them and from that perspective mix is something definitely predictable, but we are not seeing in terms of any adverse movements in terms of coupon rates and therefore stable environment is what our prediction is.

Mitali: Just to follow up on that when we say 3% to 5% on new customers that are on a like to like basis not because may be you are doing more of consulting or more of some other higher price service.
Sudip Banerjee: Yes, you are right.
Mitali: Okay and my second question is in terms of, you know, BPO resource, substantial margin improvement of quarters and also growth, so if you could, just give us the assumptions for the next quarter in terms of split between BPO and IT on the growth and also on whether these BPO margins, what drove the improvement in terms of utilization etc and whether this is sustainable going forward?
Suresh Senapaty: Before I request Kurien to answer on the margin front, I will tell, now in fact the reporting that we have given that we are making BPO more and more aligned with the vertical. From that perspective, revenues that we are looking at are combined in terms of IT as well as BPO. So, in the past we have not given a split of what the growth is coming from where but the growth will be there from both and in future also we will continue to stay there like we do not give separately for package implementation or TIS. We will continue to give global IT services a combined but after that we have actually delivered the quarter we will tell you the entire split. So now I request Kurien to answer the second question.
T K Kurien: I think Mitali just to answer your question on the margin front. We think if you look at the past couple of quarters, for the past 8 quarters we have been kind of increasing our operative margins on a fairly significant basis quarter-on-quarter. We guided about 2 years ago that our margins remain between 20% and 22%. We are still sticking to the guidance. At this quarter and the previous quarter we have come a little higher than what we had predicted, but given the foreign exchange fluctuations that you see today as far as of the rupee is concern that could actually spoil the party so we would like to still continue to guide at 20% to 22%.

If you look to the profitability by itself, I think one indicated that I would a kind of leave with it at this, 2 years ago the headcount that we had was pretty much the same headcount that we have today. If you look at the operating margin, the operating margin had gone up from 9% to where it is today which is close to 24%. Our mix in terms of services of exchange considerably, between 31.5% of our entire top line comes from what we call integrated sales, so that is really what has driven the higher realization and if you really see our realization too has gone up over the past year. So, net-net at the end of the day is partly caused by mix, partly caused by higher pricing that we will be able to obtain from customers.
Mitali: Thanks a lot.
Moderator: Thank you very much Madam. Next question comes from the line of Mr. Arib Shah with Indian Broking.
Arib: Good afternoon gentlemen. Congratulations on a very good year. Basically my question was can you give some detail about the platform based BPO offering that you have commenced all together during the quarter?
T K Kurien: Here is what the plan. At the start of our transformation, if you look at you remember we sell call center as a wedge, wide services, be it customer care, technical help desks as wedges, and we added on back office services, then we added on vertically integrated services. Our own view is that when you go through the, you know, when you sell the BPO that there are three levels of sale that you have. The first level of sale that you have is competency base. So, in a competency base, the logic is that you are selling skill which is the bottom end of the pyramid it is a pretty large market but it is market that gets commoditized.

The second component that what we call is expertise based. Expertise base is where we combine Wipro Technologies combine with consulting, we offer reengineering services around the process and then we are certainly able to do the profit, but also we are able to take significant cost out and offer productivity on an ongoing basis back into customers. At that level, the pricing model will move from an FTE based model into a more of a combination of both FTE as well as transaction-based pricing.
The last component is what we called solution-based sale. You know, in solution-based sale fundamentally what you do is you assume the customer’s to business problem as your own and you go out there and solve the customer’s business problem using a platform. So really the three levels of engagement there and fundamentally what we are doing is we are moving our mixed of business from bottom end to the mid tier to the top end, so that is why the top end is where the platform based BPO play comes in.
Arib: Alright, thanks a lot.
Moderator: Thank you very much Sir. Next on line we have Mr. Trideep from UBS.
Trideep: Hi. Good morning to the management. I wanted to check on the overall demand environment. There has been some concerns regarding some specific verticals particularly such as BFSI, etc. In the context of this large contract that you said you have in the pipeline. Could you give some color on which verticals it is set around and how do you judge your success rate at the moment in any of these?
Girish Paranjpe: Hi. There has been talk about potential slow down in financial services. Some of the question is really around challenges on top-rung mortgage area, but as you know that is a very small segment even in the mortgage space and the impact that it may have on providers like us is very minimal. So I am not particularly worried that this is likely to play any major impact on our plans or our ability to do business in the future. So, I am really optimistic about our profit.
Trideep: Okay and the another thing is like you know that at a company level of all the large deals that you have in the pipeline what is the spread across various verticals?
Sekar: Across the board I know that sounds very boring in layman’s but that is the truth because we have deals which are highly BPO centric, we have some deals which are extremely infrastructure-oriented and they cut across vertical for it is not just the verticals where there is a thread, there are deals which are I think cutting across service lines in terms of concentration, many of them have multiple service lines as well so we have several in US retail, financial services, energy and utilities, and insurance. So we are actually participating in opportunities which are multiple in numbers and I think that is the good news.
Trideep: Yeah I guess, congratulations on that. But when you look at your pipelines and particularly on the large ones large deals, you do not see like you know any particular vertical missing, can I take this conclusion from this comment that you have made?
Suresh Senapaty: You are talking about the full year to this and what I think is like we saw growth in the last quarter, we continued to see financial services in growth drivers. We are continued to see manufacturing TMTS, retail, telecom service provider, health care as the drivers at least in the next few quarters and so it is not that if there is an opportunity other side than we will start driving growth but at this point in time that is how the visibility that we have seen.
TrIdeep: Okay that has answered my question. Thanks a lot. All the best.
Suresh Senapaty: Thanks.

Moderator: Thank you very much sir. Next question comes from the line of Mr. Anurag
Anurag: Good afternoon. Gentleman and congratulations on good FY2007. My question is regarding the acquisition’s performance. We are seeing that it has significantly improved in past two quarters. How far can we take it forward?
Sudip Nandy: You know acquisition typically when we do they tend to be margin dilutive to start with and our objective is to built synergy on it and even look at the cost take-out opportunities if there are any, so that over a period of 6-8 quarters they become margin comparable to that of Wipro Technologies average and that is the process we have gone through. From our on-plan to happen as and when we do the acquisition, some take little longer than what we originally thought etc. We are happy now to say that at least at the end of Q4 of 2007 we have all acquisitions delivering profits and decent percentage achievement as compared to what we have targeted. Consequently, we will continue with that strategy in terms of looking and filling of the gap through an acquisition while there are multiple other steps we take in organic investments.
Anurag: The expansion that we talked in Romania and Portugal Is it limited to BPO only or we are expecting to expand in IT services also?
Suresh Senapaty: If we look at the center we start to have happens through the BPO but it is for all our IT service business including BPO.
Anurag: All the best for FY08. Thank you.
Suresh Senapaty: Thank you.
Moderator: Thank you very much sir. Next question comes from the line of Mr. Anthony Miller from Areta Research.
Anthony Miller: Good afternoon gentlemen. A couple of questions. Firstly, just we tracking back on the telecom business. I have, as you said on engineering services side it was a bit softer in telecom sector. Can you just clarify whether that is because of demand slacking out or is it because you are seeing more intensive competition and that competitors are taking share and my second question relates to salaries? Can you just take us through please what were the salary increases that you awarded for onsite staff and offshore staff and what are your scheduled salary increases is and in particular whether you are anticipating happened to raise fresher’s starting salaries from next years intake? Thank you.
Ramesh Emani: Anthony this is Ramesh Emani here. Let me take the first question In terms of you know are we seeing the softness more because of competition and are we seeing the softness because of you know the either it decrease or not so much increase in the spend by our customers? The main reason what we have seen particularly in the last four quarters. The softness is because of the big consolidation that has happened in the market and that has made a lot of those people spend lot of time internally in terms of you know trying to rationalize their products make standard trying to decide you know how they can save their own cost because of the huge money paid in the acquisitions or the mergers. We think now that we these merger portion is completed and all of them have announced their new structures and all those, we think they will be back to standing. That is our current reading of the market as of now.
Anthony Miller: I see so you have not seen any material increase in competition and etc? I have asked because you are too competitive had absolutely storming quarters in the telecom sector in January to March
Ramesh Emani: See you should see, we give separate guidance for the telecom service providers market and separately we were talking of the product engineering for the telecom equipment they are. So even for

Wipro we had a fantastic quarter in the terms of the telecom service providers in this quarter and going forward also we do see quite reasonable amount of growth coming up from the combined telecom market.
Anthony Miller: I understand. Thank you.
Pratik Kumar: Anthony, this is Pratik here to answer your first part of your question with respect to salary. We did effect the onsite salary increase in the month of January which was in the range of 3-4%. Our offshore salary increases are effective in Q3 of last year, which I think we did share was in the range of about 12%-14%. We do not had any immediate salary event taking place and therefore we have nothing particular to indicate by way of range of salary increase; however, for campus people we do expect that increase in salary which we should be able to conclude in another couple of weeks. We expect to be in line with way the rest of the market is looking at salaries moving up in campuses.
Suresh Senapaty: You know we have already spoken that for the campus hires of 2007-2008 fiscal, there has been increase in the compensation and in fact we have already issued 14,000 appointment letters of the campus, which seems that the compensation level higher than what we did last year.
Pratik Kumar: And this salary likely increase in campus salary would be for people who will be joining in 2008-2009, not this year.
Anthony Miller: I understand. That is fine. Thank you very much.
Moderator: Thank you very much sir. Next question comes from the line of Mr. Shailesh from KM Mutual Fund.
Shailesh: Hi everybody. There is a mention that more projects were launched under the Quantum Innovation Umbrella for creating non-linear growth opportunities. Could you elaborate on it and what are the early successes you had with some examples.
A Lakshman Rao: Yes Shailesh. This is A. L. Rao here. You know this year we have launched four quantum innovation projects. Quantum innovation process we differentiate them from the routine normal innovation projects that we carry under corporate innovation initiative. Normal innovation projects are mainly driven by the individual verticals for specific industry solutions. They create the framework, point solutions etc. and intellectual property components. Quantum innovations are s that cuts across the individual business units and really they are more like you know to drive some aspirational goals. So we have identified four projects to directly impacting two individuals businesses and to more in the area of operational efficiencies, particularly in the cost management as well as second one more in the area of talent competency improvement. There are various stages of progress and we have made a good progress and we shall start seeing results this year. But the idea of these quantum innovation policies is really to bring in quantum impact whether it is in the area of competency improvement or cost reducing or the two individual practice-related initiatives.
Shailesh: Something on numbers what is the Capex for the FY2007 and what are the plans for FY2008?
Suresh Senapaty: Look we have guided for the Capex ,but the Capex for 2006-2007 is just about 600 Crores in the Wipro Technologies part of the business. Just to give a little bit of color, we have added on Cochin, we have expanded in Hyderabad and also expanding in Bangalore in terms of two setup economic zone. We have currently investing in Chennai, Kolkata, and Greater Noida, Bhubaneshwar, and Jaipur. So these are some of the locations that we are gong ahead with. At this point in time somewhere we have already acquired land. Somewhere we have applied for it and so on. But we have not given any specific guidance for the actual Capex we plan to do?

Shailesh: Would that be higher than the 2007 number then?
Suresh Senapaty: Yes 2007-08 would be expected to be higher than 2006-07.
Shailesh: What is the current cash on books?
Suresh Senapaty: About a billion dollars.
Shailesh: Okay. Could you break up the margin impact in terms of various levers such as salary, forex, price, and productivity, etc.
Suresh Senapaty: We can say that so far utilization is concerned the percentage utilization is impact about 0.35% to 0.4%. Offshore-onsite mix impact is about 0.18% to 0.22% and if you look at salary wages, the onsite salary as a percentage of revenue is about 30% so any kind of increase on that automatically gives you an impact on that. Like for example we gave 3%-4% increase on the onsite and that impacted about 0.5%. So those are the some of the levers that how this model operates.
Shailesh: Okay. Thank you very much.
Moderator: Thank you very much sir.
Moderator: Next question comes from the line of Mr. Harmendra Gandhi with Bric Securities.
Harmendra Gandhi: Hello sir, good afternoon. Do you see significant higher level of onsite attrition especially in US?
Suresh Senapaty: I request Pratik to answer that.
Pratik Kumar: Hi Harmendra this is Pratik here. So far we have not seen any significant shift in the trend but if the question is alluding to the visa situation and because of that the attrition going up there is likelihood but it is too early to tell anything and that is one scenario we are monitoring and watching closely.
Harmendra: Okay. We hear that in enterprise solutions space and package implementation, the attrition rates are really high onsite.
Pratik Kumar: Yeah I mean if you have to single out one particular practice which is seeing more movement by way employee attrition I would say that would be. But you have to see attrition onsite in the context of how the attrition generally environmental. So many of the IT companies are seeing fairly high level of attrition and some of the companies like ours are much lower than what are the experiencing of some of the local companies at large local IT services company there.
Harmendra: Okay. I mean this 3%-4% salary hike is it good enough to take care of the market expectation onsite or you think there may be further kind of?
Suresh Senapaty: We have a rationalization across the board so you do in terms of differentiation and that is how you deal with in terms of so called hot skills and so on so forth.
Harmendra: Okay. This guidance for first quarter of FY2008 seems to be only 2% Dollar growth kind of number. Is there any particular reason for this or Is it conservative kind of end?

Suresh Senapaty: First of all we are talking about $690 million actual from the last quarter and the guidance is about $711 million which is significantly higher than 2% but yes as you have seen in the past Wipro 1st quarter revenue increases are not necessarily bad and if you get past track records from that prospective if $711 million makes about 32% of year-on-year growth and we think we should be able to build on that in the later quarters.
Harmendra: Okay. So what should be the tax rate for FY08- FYO9 and after that?
Suresh Senapaty: If you look at last year we had defective taxes of 14% for the year with a write back of Rs 70 Crores. Without that the effective taxes were 15% so we would expect it to be in the similar range for the current year.
Harmendra: Okay. After FY2009 what will be the expected tax ?
Suresh Senapaty: I think we will perhaps not able to prediction of then but at this point in time a of course we are going to take this past revenue that we are getting in the profit were getting from there we will be taxable from 2009-2010 fiscals, but some of the revenues and profits that will come out specially coming from the Special Economic zones will not suffer so our endeavor is to get more and more growth in terms of special economic zones and hence what will be the scenario for fiscal 2009-2010 we can fine tune from then. At this point in time our objective is to have the tax rates within the range of 2%-3%.
Harmendra: Okay. This BPO restructuring and moving to higher level of value chain, we can assume that it is done and now we are on a secular growth part in the BPO quarter-on-quarter?
T K Kurien: I wish I could say that you reached end of the road as far as any restructuring of portfolio is concerned. Restructuring of portfolio is an ongoing kind of effort as far as we are concerned. Because every time you hit one you reach one milestone the other milestone is in front of you. I do not call a restructuring, product portfolio rejigging is never complete. The restructuring as we defined it two years ago is complete.
Harmendra: Okay. Fine thanks a lot.
Suresh Senapaty: Thank you Harmendra.
Moderator: Thank you very much sir. Next question comes from the line of Mr. Vibha Salvi with K. R. Choksi.
Vibha: Hello.
Suresh Senapaty: Please go ahead with your question.
Vibha: Yeah. Congrats on the good set of numbers.
Suresh Senapaty: Yeah, thank you.
Vibha: I would just like to know about the clientele contribution. If you give some light on the top 5 and the top 10 clientele growth as such.
Suresh Senapaty: As clientele is concerned we have added on 44 new customers out of which 35 adding from the US and from the Enterprise Space it has been about 22 of them and if you look at the growth has been fairly uniformed on the so far as the top 10 is concerned we have a growth about similar to the company average because the overall top 10 has grown about 5.6% and the total customer we have is about 620. It is up from 509 the year before and the number of million dollar customer has gone up again significantly to 262 from a level of 212. and the number of more than $20 million dollar customer has gone up from 27 to 40.
Vibha: Okay.
Suresh Senapaty: So, overall it is quite good except that we need to bring more $100 and $200 million accounts, which you know in some form we are setting a strategy in place to get that.
Vibha: Okay that is fine. Sir can you jut let me have the attrition rate as on FY2007?
Pratik: Hi Shubha this is Pratik here. Quarter annualised attrition rate for Q4 was on an overall basis 15.9% and on voluntary basis it was at 15.7%.
Vibha: Can I get an outlook on the Wipro Infotech business as such going forward?
Suresh Vaswani: Vibha this is Suresh Vaswani here. Infotech business as you are aware of the results has had fairly strong year last year. It is twice the growth of the market. So it grow on last 46% year-on-year in domestic market in our estimate and IDC estimate is growing then now 23% year-on-year. We have made some strong commitments to the domestic market. We built up the Overall IT solutions portfolio for the domestic market and our outlook for the domestic market is very positive going forward.
Suresh Senapaty: And also Vibha our Wipro Consumer Care also has done very well last quarter. I request Vineet Agarwal to give you a brief insight on that.
Vineet: Good afternoon Vibha. Last year it has been great for Wipro consumer. We grew about 36%. Our growth drivers for really Santoor where we launched the White Santoor. It has been very well accepted. Santoor grew at 40% in a category, which is growing not more than 4%-5% in toilet soap area. The other group driver has been office modular of furniture with infrastructure growth that is doubled its turnover over the last year. We also launched our chairs that we make it in our own Chennai factory. So CFL business also grew well and we setup manufacturing line in Mysore. So, overall I think given the India boom, India story, the business is doing well and given the fact that infrastructure and a lot offices are coming out to play, we hope to do day well in the next year also.
Vibha: Finally one question on acquisition. Can you give us a sense on what kind of acquisition Wipro is looking out for FY2008?
Suresh Senapaty: I request Sudip Nandy, our chief strategy and M&A officer.
Sudip Nandy: Hi Vibha. We have always been looking at acquisition from a value addition perspective from a domain competence perspective. We will continue to look at companies that add specifically domain competence to us, however, in addition to doing that for domain areas verticals and for service clients having done six acquisitions in Global IT, one of them in domestic IT and two joint ventures. Our level of confidence is higher to be able to take on larger acquisitions, which actually span different verticals or different geographies so we will also look at the ticket size of the acquisition being a bit larger than what they have been before.
Vibha: Thank you.

Moderator: Thank you very much Madam. Next question comes from Mr. Kunal from Edelweiss Securities. We have lost the connection to Mr. Kunal. We will put the next question from Mr. Sandeep of Motilal Oswal.
Sandeep: Yeah sir. Just a followup on the guidance if I recollect for the last two quarters also the telecom OEM space little bit soften for us in the last two quarters but the guidance was really outperforming for us, but just coming for the first quarter of FY2008 the guidance seems muted when we compare it with the competitors. So if you can change in the growth outlook towards the enterprise IT business. Can you just elaborate the assumptions towards the guidance?
Suresh Senapaty: I think Sandeep last year when we had this growth in the guidance there was an acquisition whose revenue for 6 weeks actually revenue got consummated in the first quarter and similarly there was another one acquisition which we consummated in quarter 1 so it was not fully organic whereas this guidance is in a fully organic so if we announce any acquisition it will be an add-on.
Sandeep: Sir I am just comparing with the last two quarters of Q3 and Q4. I just wanted to know whether the growth outlook towards enterprise IT business has changed.
Suresh Senapaty: No that is what we are saying that in Wipro we have always seen growth rates in the later part of the year has been much higher than it has been in the first quarter and that is the pattern we are seen in this fiscal year.
Sandeep: So, something to do with the seasonality purely?
Suresh Senapaty: Whatever, it is the regular trend and if you want to supplement on it?
Sudip Banerjee: Hi Sandeep Sudip here. Last year with the same trend we have guided if I remember 4% and the previous year in 2005-2006 it was also similar. If you really look at it of Q1, it is always a much lower guidance and then Q3 and Q4 are our best two quarters for guidance. So there is nothing different that we have done this year.
Sandeep: Okay. If we expect the rupee appreciation to continue at this rate in the Indian rupee terms the growth could be really flattish to a marginal degrowth.
Suresh Senapaty: Yes. I think that is right.
Sandeep: Sir in terms of tax write back there is one note in the press release mentions about 847 million rupees of writeback and you said earlier 700 million rupees.
Suresh Senapaty: The note refers to one particular item where it’s got a writeback. I am talking about a 70 Crores which is a combination of multiple other areas therefore, in the net there is some debits, nets some credits and net worth about 70 Crores pertaining into the past period.
Sandeep: Okay. So once you consider 70 Crores as a nonrecurring prior period item right?
Suresh Senapaty: Yeah you are right.
Sandeep: Sir in terms of the guidance can you just give us some assumption in terms of the BPO business assumption finally global IT whether both will grow at the similar rate or one should grow at a higher rate than other?

Suresh Senapaty: Sandeep in the past we have always paid with the guidance combined which is from the IT as well as the BPO and more and more we are seeing and customers are also seeing as an integrated field. Therefore, we will look forward to grow in this particular business in that particular manner. If you are seeing BPO growth what we saw in Q4 of 2005-06 was about 13.5% year-on-year and Q4 2006-07 it was 27.7% year-on-year so, seeing an uptick in terms of year-on-year growth rates. So, I suppose it is based on more few quarters for us to go ahead of the industry rates.
Sandeep: Okay thanks very much.
Moderator: Thank you very much sir. Participants are requested to kindly restrict to one question in the initial round of Q&A session. Next question comes from the line of Mr. Sangam from India Independence.
Sangam: Yeah good afternoon sir. My question is on the hedging policy. Could you give us some idea is in what percentage of it and to how many quarters do you hedge basically. It is $195 Mn that you have mentioned.
Suresh Senapaty: It is $195 million is over the period so bulk part of it is for the quarter 1 but fairly a decent component for the later period so we have a policy which does not put us to a very strait-jacketed one except that we have a policy which with a view to reduce uncertainty with a view to make sure that the accounting also is an aligned with the strategy of hedging.
Sangam: Okay. Thank you very much.
Moderator: Thank you very much sir. Next question comes from the line of Mr. Singhal with Standard Chartered.
Singhal: Hi my questions have already been answered. Thanks a lot.
Moderator: Thank you very much sir.
Suresh Senapaty: Can we have the last question operator?
Moderator: Sure sir. Last question is from the line of Mr. Suveer with Macquarie Securities
Suveer: Hi this is Suveer from Macquarie. Short one really. Who do you see is your top two customers in the global environment?
Suresh Senapaty: We have not named them Suveer. So anything else that we can answer for you.
Suveer: Do you see that any initiative in the probably in your Quantum Initiatives in the products side given that you peers have some component of software products revenue, which remains to see that merging into IPs driven or non-linear growth in the software product business?
A Lakshman Rao: While launching four quantum initiatives in large scale. They come under the quantum innovation initiatives. Two of them are more from operational side which is to deliver excellence, one in the area of competence improvement of the campus graduates and second in the area of cost management. The other two initiatives are more from creating new business lines and practices. We will continue to drive this. These are all part of our growth strategies. They have made good progress but they are at various stages of progress which would see the benefits of that including additional revenues this year. Having said that we are also in fact based on the progress was made and again identified fix a new quantum initiative innovation projects this year, especially addressing specific industry application.

Suveer: Actually you are staying away from products after products launching.
A Lakshman Rao: Yeah and you know these are all basically under our overall innovation objective of deriving 10% of our revenues through innovation projects.
Suresh Senapaty: And while the investment or innovation is not shrink-wrapped products but it does have reusable products which are sub-modules which require to use optimization but they are not shrink wrapped.
Suveer: Yeah got it. Thanks.
Moderator: Thank you sir. At this moment, I would like to handover the floor back to Wipro Management for final remarks.
Rajesh Ramaiah: Thank you ladies and gentlemen for participating in this call. If you have missed anything during the call, the audio archive of this call will be available on our website and we will also be putting up our transcripts of this call very soon and of course if you need any further clarification, the investor relations team will be delighted to talk to you. We look forward to talking to you again next quarter results.
Moderator: That concludes this conference call. Thank you for your participation. You may now disconnect your lines. Thank you and have a nice day.